Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Division of Corporation Finance
Office of Technology

Re:	Andretti Acquisition Corp.
Registration Statement on Form S-4
Filed October 27, 2023
File No. 333-275207

Ladies and Gentlemen:

On behalf of Andretti Acquisition Corp., a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 20, 2023 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). The Registrant has revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) which reflects these revisions and updates other information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

Registration Statement on Form S-4

Cover Page

1.	In light of the unlikely possibility of no redemptions, balance your cover page disclosure regarding ownership levels in the Company by providing the equity stakes assuming maximum redemptions.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of Amendment No. 1.

2.

Please revise your disclosure on the cover page to disclose whether the approval of the New York Stock Exchange listing application is a condition to closing the Merger and provide a cross-reference to risk factor disclosure that addresses the risks involved if the application is not approved.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of Amendment No. 1.

Questions and Answers about the Merger and the Special Meeting

What are the Potential Impacts on the Proposed Transactions Resulting from RBC’s Waiver of

Deferred Fees?, page 11

3.

In connection with RBC Capital Markets’ waiver of the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination, please provide the following disclosure:

•

Explain why the waiver was agreed to and clarify the SPAC’s current relationship with RBC. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions;

•

Describe what relationship existed between RBC and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by RBC. For example, clarify whether RBC had any role in the identification or evaluation of business combination targets; and

•

Disclose whether RBC provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why RBC was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that RBC has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 15, 95 and 241 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

Risk Factors, page 51

4.

We note your disclosure that your warrant agreement has an exclusive forum provision. Please revise your risk factors to disclose that your warrant agreement has an exclusive forum provision and the related risks.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 104 of Amendment No. 1.

A limited number of customers have accounted for most of our revenue..., page 60

5.

We note your disclosure that Zapata depends on a relatively small number of customers. To add context to this disclosure, please revise to disclose the number of customers for each period presented. Disclose the details of any material agreements with your top customers, if appropriate, and file the agreements as exhibits. Also, disclose how you define “enterprise customers” and disclose the number of enterprise customers versus government customers.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 61, 244, 253-254, and II-4 of Amendment No. 1.

The pursuit of inorganic growth opportunities could result in harm to our business..., page 65

6.

We note that you may pursue growth opportunities by acquiring complementary businesses or other assets. Please expand the disclosure to address whether you have any negotiations in progress or have entered into any contracts for acquisitions at the current time.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 67 of Amendment No. 1.

In connection with the Merger, the Initial SPAC Shareholders and their affiliates may elect...,

7.

We note your disclosure that the Initial SPAC Shareholders or their advisors or affiliates may purchase SPAC Class A Common Stock in privately negotiated transactions or in the open market either prior to or following the consummation of the Merger and that they would be required to revoke any prior elections to redeem shares. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 98-99 and 172 of Amendment No. 1.

Proposal No. 3—The Merger Proposal, page 125

8.

We note the organizational chart outlining your post-Merger corporate structure. Please revise to also provide an organizational chart outlining your pre-Merger corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 132 of Amendment No. 1.

Financing, page 137

9.

We note your disclosure that “Prior to the Closing, each of the SPAC and Zapata intend to solicit, negotiate and enter into committed equity facilities or other subscription to shares of New Company Common Stock that provides cash to the SPAC (“Equity Financing”) and related agreements entered into, or to be entered into by the SPAC relating to an Equity Financing (“Financing Agreements”).” We also note your disclosure that Zapata will need substantial additional funding to support its continuing operations and pursue its growth strategy. Please disclose whether the consummation of any financing is a condition of the Merger or otherwise necessary for the parties to complete the Merger. Additionally, with a view toward revised disclosure, please tell us how you intend to make investors aware of the terms of any financing.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 143 of Amendment No. 1.

Background to the Merger, page 151

10.

Please highlight the relationship between Zapata and Andretti Global prior to entering into the Business Combination Agreement. Also expand your disclosure to discuss the non-redemption agreements and any other material agreements.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 155-156 and 158-159 of Amendment No. 1.

Certain Unaudited Projected Financial Information of Zapata, page 160

11.

Please expand your disclosure of the material assumptions underlying the financial projections to include any limitations or other estimates. Also, expand your disclosure to provide additional detail and quantification of all of the material assumptions used, how they relate to the prospective financial information, and to discuss the process undertaken to formulate the projections and assumptions. For example, explain the basis for your revenue growth assumptions for fiscal years 2024 and 2025, and explain how your projections are representative of your current business operations and future plans, given that you generated only $5.166 million in revenue in the fiscal year ended December 31, 2022 and project $5.850 million in fiscal year 2023. Disclose whether you believe your revenue projections are comparable to the actual historical revenue growth rates of publicly traded peer companies.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 167-170 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

Material U.S. Federal Income Tax Considerations, page 192

12.

We note that the registrant intends for the Domestication to qualify as a reorganization and that if the Domestication qualifies as a reorganization, U.S. Holders would generally not recognize any gain or loss as a result of the Domestication or Merger. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 20, 95-97 and 201-202 and Exhibit 8.1 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Basis of Pro Forma Presentation, page 211

13.

We note on page 212 that you state that you and Zapata have not had any historical relationship prior to the Merger. Refer to disclosure of agreements between Zapata and Andretti Autosport on pages F-75 and F-97 and disclosure of agreements between Zapata and Andretti Global on pages 283 and 285. Please revise the pro forma financial information to present the revenues and expenses between these entities as related party transactions on a pro forma basis since following the business combination these entities will be related parties.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the unaudited pro forma condensed combined statement of operations and the related notes of the Registration Statement in response to the Staff’s comment. Please see pages 215, 220 and 225 of Amendment No. 1. Additionally, the Registrant has revised the unaudited pro forma condensed combined balance sheet of the Registration Statement to present amounts in prepaid expenses and other current assets, accounts receivable, accounts payable and deferred revenue as related party on a pro forma basis since the unaudited pro forma condensed combined balance sheet assumes the Merger was consummated on the balance sheet date (i.e., September 30, 2023). Please see pages 213-214, 220 and 223 of Amendment No. 1.

Zapata’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 248

14.

Refer to the agreements you have with Andretti Global disclosed on pages 243 and 283 and agreements with Andretti Autosport beginning in February 2022 on pages F-75 and F-97. Due to the materiality of the amounts involved, please expand MD&A to include disclosure of the amount of revenues and expenses between Andretti Global, Andretti Autosport and Zapata for each of the periods presented along with disclosure of the end date for these revenues and costs of December 31, 2024. Also, clarify on page 254 that a significant new customer in 2022 is Andretti Global or Andretti Autosport, if applicable, and expand the disclosure regarding the Sponsorship Agreement on page 259 accordingly. Also clarify the relationship between Andretti Global and Andretti Autosport.

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the terms “Andretti Global” and “Andretti Autosport”, as used in the “Business of Zapata”, “Zapata’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

elsewhere to refer to the contractual relationship between Zapata and an affiliate of the SPAC prior to the Business Combination Agreement, refer to Andretti Autosport Holding Company, LLC (f/k/a Andretti Autosport Holding Company, Inc.). The Registrant has revised the disclosure in the Registration Statement to consistently refer to Andretti Global, as defined, as the counterparty to the preexisting contractual relationships with Zapata. The Registrant has further revised the disclosures on pages 260-261 and F-77 to disclose the amount of revenues and expenses between Andretti Global and Zapata for each of the periods presented along with the end date for these revenues and costs. Additionally, the Registrant has revised disclosure on pages 266 and 270, respectively, to specify that the new agreements in 2022 include those with Andretti Global and to specify that the Sponsorship Agreement is with Andretti Global.

Certain Relationships and Related Party Transactions, page 280

15.	Please revise to discuss the agreements that Mr. Andretti and Mr. Sandbrook entered into with Zapata to provide financing in the amounts of $1,000,000 and $500,000 respectively.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 293-294 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 305

16.	Please revise to disclose the natural persons who hold voting and/or dispositive power over the shares held by each of the entities disclosed in the beneficial ownership table.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 316-320 of Amendment No. 1.

Financial Statements—Andretti Acquisition Corp.

Note 9—Subsequent Events, page F-44

17.

Refer to your disclosure of the 1% U.S. federal excise tax in connection with any redemption of SPAC shares on page 94. With a view towards expanded disclosure, please tell us if the redemption of 15,105,199 shares of Class A common stock subsequent to June 30, 2023 is subject to the federal excise tax. If applicable, give effect to this tax in your pro forma financial statements.

The Registrant respectfully acknowledges the Staff’s comment and confirms that the 1% U.S. federal excise tax does not apply to the redemption of 15,105,199 shares of Class A common stock subsequent to June 30, 2023 as, at the time of such redemption, the Registrant was not a “Covered Corporation” subject to the excise tax under U.S. Internal Revenue Code Section 4501(a) because, as provided by Internal Revenue Code Section 4501(b), the Registrant was not a domestic corporation. The Registrant has further revised the disclosures on page 97 of Amendment No. 1 to reflect the above.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

Financial Statements—Zapata Computing, Inc.

Consolidated Statements of Operations, page F-48

18.

Refer to your disclosure of customers and partners on page 243. We note that one of your top customers is Andretti Global. Please tell us the consideration you gave to whether Andretti Global is a related party to Zapata Computing, Inc. and revise the disclosure in your financial statements accordingly. If Andretti Global was not considered to be a related party prior to the business combination agreement with Andretti Acquisition Corp., please provide detailed subsequent event disclosure for the related party transactions with Andretti Global.

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that, as noted in the response to Comment 14 of this Comment Letter, the Registrant has revised the disclosure in the footnotes to Zapata’s financial statements on pages F-76-77, F-99 and F-101 to consistently refer to Andretti Global, as defined, as the counterparty to the preexisting contractual relationships with Zapata and to clarify that Andretti Global would not be considered a related party prior to the consummation of the proposed Merger with Andretti Acquisition Corp. In arriving at this conclusion, the Company considered the definition of a related party in ASC 850-10-20, noting that Andretti Global are not principal owners or members of management, and do not have the ability to significantly influence the management or operating policies of Zapata to an extent that either party might be prevented from fully pursuing its own separate interests.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-56

19.

Refer to your accounting policy for consulting services on page F-57. We note that you estimate total labor hours to satisfy the performance obligation. We also note on page 64 that you enter into government contracts. Please expand the accounting policy to clarify whether any of your consulting service contracts are fixed fee in nature and if so, please include your accounting policy for loss contracts. Please expand the disclosure of critical accounting policies in MD&A on pages 260 and 261 accordingly.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 271, F-58-59 and F-87 of Amendment No. 1.

General

20.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

The Registrant respectfully acknowledges the Staff’s comment and confirms that the Registrant and its sponsor have, with the assistance of counsel, conducted a review of their respective status under Section 721 of the Defense Production Act of 1950, as amended (the “DPA”), with respect to the jurisdiction of the Committee on Foreign Investment in the United States (“CFIUS”). Based on this review, the Registrant is of the view that neither it nor its sponsor have the foreign ownership, control, or other ties that would make either of them a foreign person for purposes of the DPA or CFIUS.

21.

We note your disclosure that the SPAC no longer needs to have net tangible assets of at least $5,000,001 prior to or upon consummation of the Merger. We note that if the amount in the trust falls below $5,000,001 as a result of redemptions, the Company would likely also no longer meet the NYSE listing standards. At that point it is possible the Company could become a penny stock. Please revise your risk factors to clearly discuss the impact that the trust falling below $5,000,001 could have upon your listing on the NYSE. Please provide clear disclosure that removal of this provision may result in your securities falling within the definition of penny stock, and clearly discuss the risk to the company and investors if your securities were to be considered penny stock.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 93 of Amendment No. 1.

22.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 13-14, 134-135 and 221-222 of Amendment No. 1.

23.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Registrant acknowledges the Staff’s comment and directs the Staff’s attention to the disclosure regarding Net Cash per share of New Company Common Stock on pages 32-33 and 130-131 of Amendment No. 1.

*             *            *

Securities and Exchange Commission

Division of Corporation Finance

December 1, 2023

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission
Claire DeLabar
Robert Littlepage
Matthew Crispino

Andretti Acquisition Corp.
William Sandbrook
William M. Brown